Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

January 6, 2025
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Ms. Anu Dubey and Ms. Megan Miller
100 F Street, N.E.
Washington, D.C. 20549
Re:     Blue Owl Technology Finance Corp. – Registration Statement on Form N-14 (File No. 333-283413)
Dear Mses. Dubey and Miller:
On behalf of Blue Owl Technology Finance Corp. (the “Company” or “OTF”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on December 16, 2024 and December 17, 2024, regarding the Company’s registration statement on Form N-14 (the “Registration Statement”), and the joint proxy statement/prospectus contained therein, as initially filed with the SEC on November 22, 2024. Each of the Staff’s comments is set forth below and followed by the Company’s response. Unless otherwise indicated, all page references are to page numbers in the Registration Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.
Legal
1.Comment: In the Company’s response letter to the Staff dated December 11, 2024, the Company proposed revised language to the risk factor entitled “OTF may be unable to realize the benefits anticipated by the Mergers, including estimated cost savings, or it may take longer than anticipated to achieve such benefits.” Please further revise the language to replace the words “are likely to increase” in the first line of the second paragraph, with “will increase” and the words “could be higher” in the fourth line of the second paragraph, with “would be higher” or “will be higher.”
Response: The Company has revised the disclosure to add the additional explanation underlined below:

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

OTF may be unable to realize the benefits anticipated by the Mergers, including estimated operating cost savings and financing costs savings over time, or it may take longer than anticipated to achieve such benefits.
The realization of certain benefits anticipated as a result of the Mergers will depend in part on the integration of OTF II’s investment portfolio with OTF’s investment portfolio and the integration of OTF II’s business with OTF’s business. There can be no assurance that OTF II’s investment portfolio or business can be operated profitably or integrated successfully into OTF’s operations in a timely fashion or at all. The dedication of management resources to such integration may detract attention from the day-to-day business of the combined company, and there can be no assurance that there will not be substantial costs associated with the transition process or that there will not be other material adverse effects as a result of these integration efforts. Such effects, including incurring unexpected costs or delays in connection with such integration and failure of OTF II’s investment portfolio to perform as expected, could have a material adverse effect on the financial results of the combined company.
OTF also expects to achieve certain cost savings from the Mergers when the two companies have fully integrated their portfolios; however, in the short-term total annual expenses of the combined company will increase as a result of OTF II’s higher interest payments on borrowed funds (including the cost of servicing and offering debt securities). It is possible that the estimates of the potential cost savings, including the potential financing costs savings resulting from the greater scale and structural simplification of the combined company could ultimately be incorrect, in which case the combined company’s total annual expenses as a percentage of net assets attributable to common stock will be higher than OTF’s total annual expenses as a percentage of net assets attributable to common stock on a stand-alone basis.
The cost savings estimates also assume OTF will be able to combine the operations of OTF and OTF II in a manner that permits those cost savings to be fully realized. In addition, immediately after the occurrence of the Effective Time and prior to the Second Merger, the OTF II Investment Advisory Agreement and the OTF II Administration Agreement shall be automatically terminated, and OTF II shall be responsible for any final or outstanding payments owed under these agreements, which could impact estimates and cost savings. If the estimates turn out to be incorrect or if OTF is not able to combine OTF II’s investment portfolio or business with the operations of OTF successfully, the anticipated cost savings may not be fully realized or realized at all or may take longer to realize than expected.
Accounting
1.Comment: In the Q&A it states that the Adviser will reimburse OTF and OTF II for 50% of all fees not to exceed $4.75 million. It also states that OTF and OTF II will incur approximately $6.9 million and $6.4 million, respectively, in connection with the merger. The Q&A also discusses expenses incurred in soliciting proxies (the dollar amount was not included). Footnote 1 of the capitalization table states that OTF and OTF II will incur $4.4M and $4.2M of estimated remaining transaction expenses. The different types of expenses that are incurred in the reorganization as well as the related accounting treatment are unclear. ASC 805 discusses both acquisition related costs and transaction costs. For acquisition related costs, ASC 805-10-25-23 indicates that acquisition related costs that are incurred to effect a business combination should be expensed as incurred. For transaction costs, ASC 805-50-30 discusses that, for asset acquisitions, the direct transaction costs are adjustments to the cost basis as assets being acquired.
Please supplementally confirm whether the costs referenced above are classified as acquisition related costs or transaction costs and how each will be accounted for in accordance with ASC 805. Please supplementally explain if the costs disclosed in footnote one of the capitalization table are all costs related to the assets recognized or if some of those expenses are acquisition related/merger related expenses and if the latter, the disclosure related to the accounting of expenses should be updated accordingly in the capitalization table.
Response: The Company has determined that the merger will be accounted for as an asset acquisition, and the expenses referenced in the footnote to the Capitalization table can be considered direct transaction costs. In accordance with ASC 805-50-30-1, direct transaction costs incurred by the acquirer in an asset acquisition are generally a component of the consideration transferred and are therefore capitalized as part of the cost of the assets acquired. Direct transaction costs include third-party costs that can be directly attributable to the asset acquisition and would not have been incurred absent the acquisition transaction.
The Company expects that OTF and OTF II will incur $6.9 million and $6.4 million of direct transaction costs related to the merger, respectively. Of those amounts, $2.5 million and $2.2 million will be reimbursed by the Adviser, leaving $4.4 million and $4.2 million of unreimbursed direct transaction costs for OTF and OTF II, respectively. In accordance with ASC 805-50-30-1, the Company expects OTF, as acquirer, will capitalize $4.4 million of direct transaction costs and OTF II, as acquiree, will expense $4.2 million of direct transaction costs as incurred.
2.Comment: On page 111, in the section of the Registration Statement entitled “Accounting Treatment of the Mergers,” please include a discussion of the treatment of the transaction costs for OTF II.
Response: The Company has revised the disclosure to add the additional explanation underlined below:
Management of each of OTF and OTF II has determined that the Mergers will be accounted for as an asset acquisition in accordance with ASC 805-50, Business Combinations-Related Issues with OTF as the accounting survivor. We refer to the method of accounting required under ASC 805-50 as “purchase accounting” or “asset acquisition accounting.” Under asset acquisition accounting, acquiring assets in groups not only requires ascertaining the cost of the asset (or net assets), but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. Per ASC 805-50-30-1, assets are recognized based on their cost to the acquiring entity, which generally includes transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets carrying amounts on the acquiring entity’s books. ASC 805-50-30-2 goes on to say asset acquisitions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. In accordance with ASC 805, direct transaction costs of OTF will be capitalized into the cost basis of the assets acquired and deferred, while transaction expenses of OTF II will be expensed as incurred.
*               *               *
Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus
4